SEC FILE NUMBER 001-13471
CUSIP NUMBER 45765Y204
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K
☐ Form 20-F
☐ Form 11-K
☒ Form 10-Q        ☐ Form 10-D        ☐ Form N-CEN        ☐ Form N-CSR

For Period Ended: June 30, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Insignia Systems, Inc.
Full Name of Registrant

Former Name if Applicable

7308 Aspen Lane N, Ste  153
Address of Principal Executive Office (Street and Number)

Minneapolis, Minnesota 55423
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Insignia Systems, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the period ended June 30, 2021 (the “Covered Report”) within the prescribed time period without unreasonable effort and expense. Due to misstatements relating to sales tax accruals on certain non-POPs services/products sold to non-exempt customers, the Company is in the process of completing a restatement of its previously issued audited financial statements for the years ended December 31, 2020 and 2019, and the Company’s unaudited financial statements for the periods ended September 30, 2020 and 2019, June 30, 2020 and 2019, and March 31, 2021, 2020 and 2019. The Company intends to file the Covered Report as soon as practicable after the restated financial statements for the periods ended June 30, 2020 are available, but not later than the fifth calendar day following the prescribed due date for the Covered Report.

For additional information regarding the circumstances and potential impacts of the foregoing restatements please refer to the Company’s current report on Form 8-K filed with the Commission on August 13, 2021.

PART IV – OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification
Zackery A. Weber	763	392-6200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes
☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes
☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following table presents the Company’s preliminary results for the second quarter of 2021 and preliminary restated results for the second quarter of 2020, each of which reflects the estimated impacts of the sales tax matters relating to the above-referenced restatement.

Preliminary Operating Results:
(Unaudited)

Three months ended June 30,
	2021	2020

Net sales (in millions)	$5.9 - $6.1	$3.2 - $3.4
Operating loss (in thousands)	$850 - $1,050	$1,800 - $2,000
Net loss (in thousands)	$850 - $1,050	$1,800 - $2,000

Based on the preliminary operating results, net sales increased primarily due to growth in non-POPS services/products compared to the prior year period, which partially resulted from the substantial negative impacts on net sales from the COVID-19 pandemic during the prior year period. Improvements in operating loss and net loss were primarily due to the increase in non-POPS net sales, as well as increases to POPS solutions margin, partially offset by increased legal expenses in Q2 2021 compared to the prior year period.

The foregoing preliminary unaudited financial information for the second quarter of 2021 is based upon estimates and subject to completion of our financial closing procedures and external audit and interim review processes. Such financial information has been prepared by management solely on the basis of currently available information. The preliminary unaudited financial information does not represent and is not a substitute for a comprehensive statement of financial results, and our actual results may differ materially from these estimates because of final adjustments, the completion of our financial closing procedures, including the pending restatements, and other developments after the date of this release.

Insignia Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2021	By:	/s/ Zackery A. Weber
Zackery A. Weber
Senior Director of Financial Planning & Analysis